EXHIBIT 4.6

AMENDMENT NO. 3
TO
WINDSTREAM 401(k) PLAN
(January 1, 2011 Restatement)

WHEREAS, Windstream Corporation (the "Company") maintains the Windstream 401(k) Plan, as amended and restated effective as of January 1, 2011, as subsequently amended (the "Plan"); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan, effective as of March 1, 2012, in the respects hereinafter set forth:

A new paragraph is added to the end of Appendix A to provide as follows:

Subject to the terms of the National Pension Agreement, as amended from time to time, each Matching Employer shall make a Supplemental Employer Matching Contribution on behalf of any eligible Participant covered by the National Pension Agreement between Windstream Corporation and International Brotherhood of Electrical Workers and Communications Workers of America (the “NPA”) who is not eligible to participate in the Windstream Pension Plan (for purposes of clarity, a person who is both an “Eligible Employee” under the Windstream Pension Plan and covered by the NPA on February 29, 2012 is eligible to participate in Windstream Pension Plan, but only until his “Termination of Employment” under the Windstream Pension Plan or, if earlier, he otherwise ceases to be an “Eligible Employee” covered by the NPA) in an amount equal to:

(a)	100% of the first 3% of the Participant's Compensation that he contributes to the Plan as Salary Deferral Contributions for the Plan Year, plus

(b)	50% of the next 2% of the Participant's Compensation that he contributes to the Plan as Salary Deferral Contributions for the Plan Year.

As soon as administratively practicable following the end of the Plan Year, Supplemental Employer Matching Contributions shall be made by the Matching Employer and allocated to each Participant who is eligible to receive Supplemental Employer Matching Contributions. A person is eligible to receive Supplemental Employer Matching Contributions of a Matching Employer for a Plan Year only if he is employed as an Eligible Employee (in a position covered by the NPA) on the last day of the Plan Year or if the person died, retired or became disabled while employed as an Eligible Employee (in a position covered by the NPA) during the Plan Year. A person is eligible to receive Supplemental Employer Matching Contributions only with respect to the Participant's Compensation and Salary Deferral Contributions for the portion of the Plan Year that is attributable to the period when the Participant was an Eligible Employee (in a position covered by the NPA) during the Plan Year. For purposes of this paragraph, (i) “retired” means termination of employment on or after age 65 or when eligible for an “Early Retirement Pension” under the Windstream Pension Plan and (b) “disabled” means disabled under the Company's long-term disability plan.

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 3 to the Windstream 401(k) Plan (January 1, 2011 Restatement) to be executed on this ____ day of __________________, 2012.

WINDSTREAM CORPORATION

By:____________________________________
Title: Member of the Benefits Committee